
07002464

[STA]TES
[SECURITIES AND EXCHAN]GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28420 Crown Point Highway
(No. and Street)

Troutdale (City) Oregon (State) 97060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Bozikovich (503) 492 - 8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland (City) OR (State) 97258 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C. SECTION
185

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter F. Bozikovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HP Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public


OFFICIAL SEAL
JOHN A. MARONDE
NOTARY PUBLIC - OREGON
COMMISSION NO. 385747
MY COMMISSION EXPIRES OCTOBER 10, 2008

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
185
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
HP Securities, Inc.
Troutdale, Oregon

We have audited the accompanying balance sheet of HP Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HP Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williamson & Associates, LLP

Portland, OR
February 15, 2007

HP SECURITIES, INC.

BALANCE SHEET

December 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	35,138
Commissions receivable		14,624
Total current assets		49,762
Total assets	$	49,762

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	4,370
Related party commissions payable		12,924
Accrued expenses		5,350
Total current liabilities	$	22,644
STOCKHOLDERS' EQUITY		
Common stock		7,500
Paid-in capital		268,693
Accumulated deficit		(249,075)
Total stockholders' equity		27,118
Total liabilities and stockholders' equity	$	49,762

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2006

COMMISSIONS	$ 180,642
OPERATING EXPENSES	
Bonding	478
Commissions and regulatory fees	33,060
Consulting fees	106,876
Insurance	2,677
Miscellaneous	1,008
Postage delivery	1,330
Professional services	13,584
Quote service	12,239
Supplies	239
Taxes and licenses	1,990
Telephone	4,132
Utilities	1,764
Total operating expenses	179,377
Income from operations	1,265
OTHER INCOME (EXPENSE)	
Debt relief	2,543
Interest income	603
Interest expense	(204)
Legal settlement	(1,625)
Total other expenses	1,317
Net income	$ 2,582

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2006

	Common Stock	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2005	$ 7,500	$ 255,891	$ (251,657)	$ 18,880	$ 30,614
Net income	-	-	2,582	-	2,582
Net Capital Contributions	-	12,802	-	-	12,802
Distribution of investments	-	-	-	(18,880)	(18,880)
Balance, December 31, 2006	$ 7,500	$ 268,693	$ (249,075)	$ -	$ 27,118

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,582
Adjustments to reconcile net income to net cash used by operating activities:	
Increase (decrease) in assets:	
Commission receivable	(3,809)
Due from stockholders	6,702
Increase (decrease) in liabilities:	
Accounts payable	(122)
Related party accounts payable	(6,823)
Legal settlement payable	(199,688)
Installment payable	(5,339)
Accrued expenses	(660)
Net cash used by operating activities	(207,157)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	25,000
Net cash provided by financing activities	25,000
Net decrease in cash	(182,157)
Cash at the beginning of the year	217,295
Cash at the end of the year	$ 35,138

Supplemental disclosure of cash flow information:

Cash paid for:	
Taxes	$ 10
Interest	$ 204

Non-cash financing activities:

Investments distributed to shareholders	$ 35,180
Loan from shareholder converted to capital contribution	$ 3,750

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

SUMMARY OF ACCOUNTING POLICIES

BUSINESS ACTIVITY - HP Securities, Inc. is engaged primarily in the sale of securities and investment company stock. The Company was incorporated in the State of Oregon in December 1992, and commenced operations as a broker/dealer in July 1993, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers (NASD) authorization, pursuant to the relevant provision of the Securities Exchange Act of 1934, as amended.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers cash and short-term investments with original maturities of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS - Security transactions and related commissions revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING COSTS - The Company expenses advertising costs as incurred. No advertising expense was incurred in 2006.

COMMISSIONS RECEIVABLES

Commissions receivable represent amounts owed to the Company by its clearing agent, Wedbush Morgan Securities, at December 31, 2006.

Management of the Company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

COMMITMENTS AND CONTINGENCIES

The NASD requires that all broker/dealers maintain a deposit with their clearinghouse to offset potential deficiencies. Wedbush Morgan Securities has obtained a collateral deposit on behalf of the company for $25,000 by securing an interest in the personal assets of one of the stockholders.

HP SECURITIES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-1

For the year ended December 31, 2006

INCOME TAXES

On January 1, 1993, the Company filed an election to be taxed as an S-Corporation. Income and losses will be included in the personal income tax returns of the stockholders. Accordingly, the company will not ordinarily incur additional federal and state income tax obligations, and the financial statements will only include provisions for certain local income taxes.

RELATED PARTY TRANSACTIONS

Consulting fees are calculated as a percentage of each stockholder's gross sales. Such fees were paid to related corporations wholly owned by the shareholders of HP Securities, Inc. The fees are similar in nature to S-Corp distributions but are based upon each stockholder's productivity instead of stock ownership percentage. Consulting fees for the year ended December 31, 2006 were $106,876. At December 31, 2006, the company had $12,924 of commissions payable to related parties.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At December 31, 2006, the Company had net capital and required net capital of $27,118 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of 10.01 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTARY INFORMATION

HP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

For the year ended December 31, 2006

NET CAPITAL	
Total stockholders' equity	$ 27,118
Less non-allowable assets:	
Due from Shareholder	-
Net Capital	$ 27,118
AGGREGATE INDEBTEDNESS	
Total liabilities from balance sheet	$ 22,644
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Excess net capital	$ 22,118
Excess of capital at 1,000%	$ 24,854
Ratio of aggregate indebtedness to net capital	10.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(unaudited) Focus Report (rounded)	$ 27,118
Reductions to retained earnings for audit adjustments, primarily related to accrual adjustments	-
Net capital per above	$ 27,118

See auditors' report

HP SECURITIES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-1

For the year ended December 31, 2006

EXEMPTIVE PROVISIONS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
HP Securities, Inc.
Troutdale, Oregon

In planning and performing our audit of the consolidated financial statements of HP Securities, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wellenger & Associates, LLP

Portland, OR
February 15, 2007

END